NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2014 SECOND QUARTER RESULTS

-- Net Income Up 94.2 Percent for Six-Month Period --

HONG KONG — November 5, 2013 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2014 second quarter ended September 30, 2013 -- reflecting sales growth, gross margin improvement and higher net income.

Net income for the fiscal 2014 second quarter increased to $153,000, or $0.04 per diluted share, from net income of $27,000, or $0.01 per diluted share, a year earlier. Net sales for the same period climbed 6.3 percent to $5.9 million from $5.5 million in the same period a year earlier.

Net income for the six-month period increased 94.2 percent to $303,000, or $0.08 per diluted share, from net income of $156,000, or $0.04 per diluted share, a year earlier. Net sales for the six-month period increased 8.79 percent to $11.7 million from $10.8 million a year ago.

“Results for the quarter reflect organic sales growth, supported by ongoing streamlining initiatives and a focus on addressing labor cost increases and other related issues in China,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

He noted results for the past two quarters were impacted by direct and indirect costs and expenses of approximately $100,000 associated with supporting and upgrading the assembly operation of the company’s subcontractor in Myanmar. Kohl added that the company has commenced negotiations to acquire a majority interest in the Myanmar operation from the local current subcontractors. Kohl emphasized this potential investment has been enabled by recent changes to business laws in Myanmar concerning foreign direct investment and participation in local companies. However, Highway Holdings’ investment in the Myanmar facility still is subject to central government approval, the timing of which is unknown.

Gross profit for the fiscal 2014 second quarter increased to $1.4 million from $1.2 million a year ago due to increased net sales and increased gross margins. Gross profit as a percentage of sales for the same period was 24 percent compared with 22 percent a year earlier. Gross profit for the fiscal 2014 six-month period increased to $2.6 million from $2.3 million a year ago, while gross profit as a percentage of sales increased to 23 percent from 22 percent in the same period in fiscal 2013.

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Kohl said he is optimistic about the company’s long-term sales and earnings growth opportunities, supported by current and new business trends and the anticipated transfer of much of the company’s labor-intensive assembly business to Myanmar. “We anticipate that our overall manufacturing costs and expenses will be greatly reduced in the future once most of the company’s labor intensive assembly work has been transferred to this lower-cost facility,” Kohl said.

Net income for the second quarter was impacted by an unfavorable currency exchange loss of $27,000 compared with an exchange gain of $41,000 for the same period last year – reflecting a weakening U.S. dollar. For the fiscal 2014 six-month period, the company realized a reduced currency exchange loss of $24,000 compared with a currency exchange loss of $34,000 a year earlier. Since the company does not engage in currency exchange rate hedging, Highway Holdings will in the future continue to realize currency exchange gains and losses as a result of the fluctuation of currency exchange rates.

Kohl highlighted the company’s strong balance sheet, with cash and cash equivalents and restricted cash of $4.7 million, or approximately $1.24 per diluted share, exceeding all of its short- and long-term liabilities by $1.4 million. He noted that the company’s cash position would have been significantly higher without Chinese customs laws requiring custom deposit payments, representing a current aggregate cash amount of approximately $1.4 million, associated with the company’s import contracts for raw materials. These cash deposits are included in “Prepaid expenses and other current assets” on the balance sheet.

Current liabilities at September 30, 2013 totaled $3.3 million and current assets were $13.8 million. Total shareholders’ equity at September 30, 2013 was $12.2 million, or $3.22 per diluted share, compared with $12.01 million, or $3.17 per diluted share, at March 31, 2013.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2013	2012	2013	2012

Net sales	$5,854	$5,507	$11,726	$10,799
Cost of sales	4,461	4,300	9,083	8,435
Gross profit	1,393	1,207	2,643	2,344
Selling, general and administrative expenses	1,188	1,182	2,213	2,097
Operating income	205	25	430	247

Non-operating items
Interest expenses	-	(3)	(1)	(5)
Exchange gain /(loss), net	(27)	41	(24)	(34)
Interest income	5	4	9	5
Other income/( expenses)	(1)	0	(1)	46
Total non-operating income/ (expenses)	(23)	42	(17)	12

Net income before income tax and non-controlling interests	182	67	413	259
Income taxes	(30)	(40)	(111)	(103)
Net Income before non-controlling interests	152	27	302	156
Add: Net Loss attributable to non-controlling interests	1	0	1	0
Net Income attributable to Highway Holdings Limited	$153	$27	$303	$156

Net Income per share - basic and diluted	$0.04	$0.01	$0.08	$0.04

Weighted average number of shares
Basic	3,778	3,778	3,778	3,778
Diluted	3,788	3,788	3,788	3,788

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	Sept 30	March 31
	2013	2013
Current assets:
Cash and cash equivalents	$4,057	$4,634
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	4,001	3,958
Inventories	3,091	2.957
Amount due from an equity method investee	-	110
Prepaid expenses and other current assets	1,961	1,114
Total current assets	13,753	13,416

Property, plant and equipment, (net)	1,474	1,769
Loan receiveables	260	167

Total assets	$15,487	$15,352

Current liabilities:
Accounts payable	$1,415	$1,515

Current portion of long-term debt	-	112
Accrual payroll and employee benefits	835	885
Other liabilities and accrued expenses	562	501
Dividend payable	151	114
Net Tax payable	253	158
Total current liabilities	3,216	3,285
Long term liabilities :

Deferred income taxes	59	59
Total liabilities	3,275	3,344

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,340
Retained earnings	779	628
Accumulated other comprehensive income	64	16
Treasury shares, at cost – 5,049 shares as of September, 30, 2013; and March 31, 2013 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	12,207	12,008
Non-controlling interest	5	0
Total shareholders’ equity	12,212	12,008
Total liabilities and shareholders’ equity	$15,487	$15,352

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – November 7, 2013 -- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.04 per share on the company’s common stock. The dividend will be paid on December 24, 2013 to shareholders of record on December 12, 2013.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS FORMS JOINT VENTURE TO MANUFACTURE AND MARKET

PROPRIETARY SNOW-JET CLEANING EQUIPMENT

--Cites Environmental Benefits and Broad Industry Applications--

HONG KONG – November 12, 2013 -- Highway Holdings Limited (Nasdaq:HIHO) today announced it has formed a joint venture with ACI Group GmbH, based in Zimmern, Germany, to manufacture and market in Asia a series of proprietary CO2 snow-jet cleaning systems for industrial and commercial cleaning applications.

The newly formed Hong Kong-based joint venture is named “Advanced Cleaning Innovation Asia” (ACIA) and will initially utilize Highway Holdings’ facilities in Hong Kong and Shenzhen, China for its operations. Highway Holdings owns a 51 percent interest in the joint venture, and ACI Group owns the remaining 49 percent. Highway will provide manufacturing and assembly facilities for the production of the cleaning systems. ACI Group will provide the technology (including the rights to the patented nozzle), technical support and training. ACIA will market the products in Asia.

The CO2 snow-jet cleaning is an existing technology that utilizes pressurized carbon dioxide to clean industrial equipment in a non-destructive, non-abrasive and environmentally friendly manner. The pressurized CO2 used in the cleaning process is derived from the atmosphere, as well as from industrial processes as a by-product, representing environmental friendly sourcing. The technology is capable of removing a variety of contaminants, such as oil, grease, dirt and flux, by blasting the surface without leaving a residue. Cleaning applications include preparation before welding and gluing of materials and preparation before painting and coating of components -- a process that is especially important for automotive and airline-related products. Additional applications of equal importance are to be found in the medical field and in the production of electronic appliances.

The CO2 snow-jet cleaning machine to be manufactured and sold by the new joint venture differs from other systems currently on the market because it utilizes a patented nozzle technology that was developed at the internationally recognized Fraunhofer Institute based in Germany in collaboration with the founders of the ACI Group. Fraunhofer Institute is the largest application-oriented research organization in Europe. ACI Group holds the exclusive right to this patented nozzle technology, which eliminates the negative “wet” condensation effect of other existing CO2-based cleaning machines on the market.

“Demand for such sophisticated and environmentally friendly cleaning equipment is expected to increase dramatically as a result of ongoing global concerns about chemical cleaning solvents and their affect on human health and the environment. Europe, during the last few years, for example, has adopted strict import regulations with regard to certain toxic cleaning chemicals and products treated with such chemicals. All importers into Europe must now comply with these regulations and certify compliance with these new standards. The CO2 snow-jet cleaning technology represents an important alternative to toxic cleaning solvents,” said Roland Kohl, president and chief executive officer of Highway Holdings.

Kohl noted that CO2 snow-jet cleaning is particularly effective for automation manufacturing processes, which complements Highway Holdings’ and ACI Group’s expertise.

“Our company’s more than twenty-year history in Asia and reputation for high-quality manufacturing were important considerations for our partners in the establishment of this joint venture. We look forward to leveraging our combined strengths to capitalize on the significant market opportunities,” Kohl said.

About ACI Group

ACI Group, based in Germany, is comprised of several business units offering a variety of products and services, including sophisticated cleaning solutions; designing and building machinery and equipment for high-tech production lines; turn-key solutions for factory automation, robotic and precision assembly tasks to automate manufacturing, measurement and testing processes; laser and sensor systems for automation production line applications; and photovoltaic-related manufacturing and services.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS RECEIVES APPROVAL FROM EUROPEAN CUSTOMER TO UTILIZE MYANMAR OPERATIONS FOR MANUFACTURING

HONG KONG – November 25, 2013 -- Highway Holdings Limited (Nasdaq:HIHO) today announced it has received approval from one of its leading European Fortune 500 customers for assembly manufacturing of one series of electric synchronous motors at the company’s subcontracting facility in Myanmar .

Assembly production, which was approved following extensive testing and quality control evaluation, has commenced and finished products are being shipped directly to the customer’s factory in Germany.

“The assembly of these motors in Myanmar complements our component manufacturing operation in China and enables us to realize meaningful cost-savings and a competitive advantage, while maintaining the highest quality standards. We appreciate our customer’s confidence in our capabilities and support; and, we are gratified that this more than 10-year relationship continues to flourish,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

Kohl noted he expects the customer’s entire line of synchronous motors will be assembled in Myanmar by September 2014, at the latest. He added that this is Highway Holdings’ second major customer to utilize its capabilities in Myanmar, with strong expectations that additional businesses will transition assembly work to the company’s operation in this country to take advantage of the significant cost benefits.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.